PRELIMINARY COPY – SUBJECT TO COMPLETION

Filed by Aspen Insurance Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aspen Insurance Holdings Limited

Commission File No.: 001-31909

[—], 2014

Dear Shareholder:

As you may be aware, Endurance Specialty Holdings Ltd. (“Endurance”) recently became a shareholder of your Company and has filed a preliminary solicitation statement seeking shareholder support for certain tactics intended to facilitate its unsolicited offer to acquire all of the outstanding shares of Aspen Insurance Holdings Limited (“Aspen” or the “Company”) in exchange for consideration that the Aspen board of directors has repeatedly and unanimously determined significantly undervalues Aspen and is not in the best interests of Aspen or its shareholders.

For the reasons set forth in the following revocation solicitation statement, Aspen strongly believes that the proposals in Endurance’s solicitation statement are NOT in the best interests of Aspen or its shareholders. See the section of the following revocation solicitation statement captioned “Reasons For Rejecting Endurance’s Proposals.”

You can reject Endurance’s proposals by taking the following steps:

1.	Do NOT sign Endurance’s white authorization card.

2.	Show your support for your board and management and Aspen’s continued execution of its strategic plan by promptly signing, dating and returning the enclosed BLUE revocation card.

3.	Even if you have already signed Endurance’s white authorization card, you may revoke your authorizations by signing, dating and returning the enclosed BLUE revocation card.

Regardless of the number of ordinary shares of Aspen that you own, your views are important. Thank you for your consideration.

Sincerely yours,

Glyn Jones	Chris O’Kane
Chairman	Chief Executive Officer

If you have questions or need assistance revoking your authorizations for your shares, please contact our agent:

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders call toll-free: (877) 717-3930

Banks and Brokers call collect: (212) 750-5833

ASPEN INSURANCE HOLDINGS LIMITED

REVOCATION SOLICITATION STATEMENT OF ASPEN INSURANCE HOLDINGS LIMITED IN RESPONSE TO A SOLICITATION BY ENDURANCE SPECIALTY HOLDINGS LTD.

[—], 2014

This revocation solicitation statement and the accompanying BLUE revocation card are being furnished by Aspen Insurance Holdings Limited, a Bermuda company (the “Company” or “Aspen”), to the holders of outstanding ordinary shares of Aspen, par value U.S. 0.15144558 cents per share, in connection with the solicitation of written authorization cards by Endurance Specialty Holdings Ltd. (“Endurance”). This revocation solicitation statement and the enclosed BLUE revocation card are first being mailed to shareholders on or about [—], 2014.

As you may be aware, Endurance is soliciting authorization cards from shareholders to (1) requisition the Aspen board to convene a special meeting of shareholders, at which meeting Aspen shareholders would vote on a proposal to increase the size of Aspen’s board and (2) support Endurance petitioning the Supreme Court of Bermuda to request that the Court order a shareholder meeting, at which Aspen shareholders would vote on a proposal to approve a scheme of arrangement.

For the reasons set forth in the revocation solicitation statement, Aspen strongly believes that the proposals in Endurance’s solicitation statement are NOT in the best interests of Aspen or its shareholders. See “Reasons For Rejecting Endurance’s Proposals.”

As of [—], 2014, the record date for the revocation, there were approximately [—] ordinary shares of Aspen outstanding, and [—] holders of record. As of [—], 2014, the directors and executive officers of Aspen collectively owned [—] ordinary shares, representing approximately [—]% of the outstanding ordinary shares. None of Aspen’s executive officers or directors intends to deliver any authorization card to Endurance with respect to any of its shares. All of Aspen’s executive officers and directors intend to deliver a revocation card to Aspen with respect to all of their shares.

You may revoke any previously executed authorizations by signing, dating and returning to Aspen a BLUE revocation card. An authorization may also be revoked by delivery of a written revocation of your authorization to Endurance. Shareholders are urged, however, to deliver all revocations to Aspen c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022. Aspen requests that if a revocation is instead delivered to Endurance, a copy of the revocation also be delivered to Aspen c/o Innisfree M&A Incorporated at the address set forth above, so that Aspen will be aware of all revocations.

Any revocation may itself be revoked by signing, dating and delivering a written revocation of your BLUE revocation card to Aspen or Endurance or by delivering to Endurance a subsequently dated white authorization card that Endurance sent to you.

If any ordinary shares that you owned on the record date were held for you in an account with a stock brokerage firm, bank nominee or other similar “street name” holder, you must give instructions to the stock brokerage firm, bank nominee or other “street name” holder to revoke authorization for the shares held in your name. Accordingly, you should either sign, date and mail the enclosed form of BLUE revocation card provided by your bank, broker firm, dealer, trust company or other nominee, or contact the person responsible for your account and direct him or her to execute the enclosed BLUE revocation card on your behalf. If your bank, broker firm, dealer, trust company or other nominee provides for revocation instructions to be delivered to it by telephone or internet, instructions will be provided by such person.

For additional information regarding the mechanics of the solicitation, see “Revocation Procedure.”

ASPEN STRONGLY URGES SHAREHOLDERS TO COMMUNICATE THEIR VIEWS DIRECTLY TO THE COMPANY AND CONSIDER CAREFULLY THE RISKS, COSTS AND ALTERNATIVES TO ENDURANCE’S PROPOSALS. IF YOU DECIDE THAT ENDURANCE’S PROPOSALS ARE NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, DO NOT SIGN ANY WHITE AUTHORIZATION CARD SENT TO YOU BY ENDURANCE. WHETHER OR NOT YOU HAVE PREVIOUSLY EXECUTED ENDURANCE’S WHITE AUTHORIZATION CARD, YOU MAY REJECT ENDURANCE’S PROPOSALS IF YOU SIGN, DATE AND DELIVER THE ENCLOSED BLUE REVOCATION CARD USING THE ENCLOSED PRE-PAID ENVELOPE.

If you have questions or need assistance revoking your authorizations for your shares, please contact our agent:

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders call toll-free: (877) 717-3930

Banks and Brokers call collect: (212) 750-5833

-i-

DESCRIPTION OF THE ENDURANCE SOLICITATION

As set forth in Endurance’s solicitation statement and related materials filed with the U.S. Securities and Exchange Commission (“SEC”), Endurance is soliciting your authorizations with respect to the following two matters (the “proposals”):

•	Proposal One: Endurance is soliciting written requisitions to cause the Aspen board of directors to convene a special general meeting of Aspen shareholders, at which meeting Endurance will ask shareholders to approve a proposal to increase the size of Aspen’s board from 12 to 19 directors. If such proposal were to be approved, a majority (10 out of 19) of Aspen’s directors would stand for election at Aspen’s 2015 annual general meeting, and Endurance has reserved the right to put forth an opposition slate of directors at that annual meeting in order to seek control of the Aspen board.

•	Proposal Two: Endurance is soliciting shareholder support of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), pursuant to which Endurance would acquire all of the outstanding shares of Aspen on financial terms no less favorable than those set forth in its offer, which provides for consideration, per Aspen ordinary share, of (i) 0.9197 Endurance ordinary shares, (ii) $49.50 in cash or (iii) a combination of 0.5518 Endurance ordinary shares and $19.80 in cash, subject to proration to achieve an aggregate consideration mix of 60% Endurance ordinary shares and 40% cash. If Endurance receives sufficient support for such proposal, it intends to apply to the Supreme Court of Bermuda to petition such Court to order a special meeting of Aspen shareholders to vote on the scheme of arrangement.

REASONS FOR REJECTING ENDURANCE’S PROPOSALS

The Aspen board of directors strongly believes that Endurance’s proposals are not in the best interests of Aspen or its shareholders. To reject Endurance’s proposals and show your support of the Company’s continued execution of its strategic plan to create shareholder value, you are urged to sign, date and return the enclosed BLUE revocation card.

Voting in favor of Endurance’s proposals would support Endurance’s effort to acquire Aspen on the current unattractive terms. The Aspen board has repeatedly and unanimously determined that Endurance’s offer significantly undervalues the Company and is not in the best interests of Aspen or its shareholders.

Although Endurance’s first proposal is ostensibly about the calling of a special meeting, and the second proposal about supporting a petition to the Bermuda Supreme Court, Endurance’s candid goal is to acquire Aspen at the lowest possible price. In this regard, it is likely that Endurance would claim that any shareholder support in favor of its proposals is evidence of shareholder support in favor of its unsolicited offer. Thus, if a shareholder believes, as the Aspen board does, that Endurance’s current proposal significantly undervalues Aspen, but that shareholder provides its support to Endurance’s proposals because it believes that shareholders should have a voice in these matters, that action will facilitate Endurance’s efforts to acquire Aspen on the current unattractive terms.

As a result, when considering whether or not to provide their support to Endurance’s proposals, Aspen shareholders should be aware that Endurance is likely to claim that a vote in favor of Endurance’s proposals is an expression of support for the current offer by Endurance. Aspen shareholders who do not believe Endurance’s offer provides adequate value are therefore urged not to support Endurance’s proposals.

The reasons for the Aspen board’s determination that Endurance’s offer significantly undervalues the Company and is not in the best interests of Aspen or its shareholders are set forth in detail in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aspen with the SEC. Shareholders are encouraged to read that document, including the sections captioned “Recommendation of the Aspen Board of Directors,” and “Reasons for the Recommendation of the Aspen Board of Directors.” Rejecting Endurance’s proposals would send a clear message to Endurance that Aspen’s shareholders do not support its unsolicited offer.

Voting in favor of Endurance’s proposals would set in motion a series of shareholder meetings, solicitations and court hearings, all of which would result in significant time, expense and distraction.

Endurance’s proposals could result in at least two additional contested proxy solicitations, not including the present solicitation – a special meeting to vote on Aspen’s board size and an annual meeting with a contested director election. Further, Endurance seeks to subject Aspen to a third contested proxy solicitation – a court-ordered meeting to vote on a scheme of arrangement and a special meeting to approve resolutions determined by Endurance to be reasonably necessary in connection with the implementation of the scheme of arrangement, including resolutions for Aspen to approve and to be bound by the scheme of arrangement—as well as numerous court hearings as part of that effort. These shareholder meetings and the related solicitations, and the judicial process and associated court filings and appearances would be a significant diversion for Aspen’s management, would result in significant cost to Aspen and its shareholders (in the millions of dollars) and a would create a significant risk to Aspen’s execution of its strategies and plans which Aspen’s board believe offer superior value to Endurance’s offer.

The time, expense and distraction entailed by a special meeting is unnecessary and avoidable, because even if successful at the special meeting, Endurance would have to wait until Aspen’s 2015 annual general meeting to seek control of Aspen’s board.

Endurance is asking Aspen shareholders to call a special meeting that entails potentially significant costs with no attendant benefits—even to Endurance. Even if Aspen shareholders vote to call a special meeting and, at the special meeting, vote to increase the size of Aspen’s board, Endurance cannot (as it correctly acknowledges)

fill those newly created board seats at the special meeting. Instead, those new seats would stand vacant until Aspen’s 2015 annual general meeting, at which point Endurance could propose a dissident slate of directors. Alternatively, the special meeting – and the costs of that special meeting – could be avoided entirely if Endurance simply submitted a proposal to increase Aspen’s board size and proposed a slate of directors at the 2015 annual general meeting. Endurance would still have the opportunity under this alternative scenario to gain control of the Aspen board at the annual meeting, but in the meantime, Aspen’s management could continue to execute the Company’s strategic plan without the distraction of an unnecessary special meeting and related solicitation.

An involuntary scheme of arrangement would be an unprecedented usurping of an independent board’s judgment, which has been rejected by the Supreme Court of Bermuda in its past consideration of the matter.

In deciding whether to provide authorizations with respect to Endurance’s proposals, Aspen shareholders should also understand that what Endurance is seeking to do with respect to its second proposal is unprecedented and, in our view, should be rejected by the Bermuda Supreme Court as impermissible under Bermuda law. In a prior case in which a hostile acquiror sought to compel a court-ordered meeting to vote on an involuntary scheme of arrangement, the Supreme Court of Bermuda expressly declined to order such a meeting, noting that to “to embark upon a hostile bid by way of a scheme in the teeth of the board’s opposition” would be an “unprecedented course,” particularly at the behest of a conflicted hostile bidder with “no real commonality of interest with the other shareholders.” This legal maneuver is yet another tactic by Endurance to acquire Aspen at the lowest possible price and will result in significant time, expense, and distraction to Aspen.

A shareholder meeting is an unsatisfactory alternative to direct, ongoing engagement between Aspen and its shareholders.

Aspen has encouraged and continues to encourage its shareholders to share their perspectives directly with Aspen, rather than by means of a shareholder meeting. Aspen has engaged in extensive shareholder outreach and engagement since Endurance announced its offer and has found overwhelming support for its rejection of Endurance’s offer. Aspen shareholders may express their views on Endurance’s offer, Endurance’s solicitation or other matters directly to Aspen’s management and directors. Because Aspen welcomes shareholder input on how the Company can further enhance shareholder value, a meeting of Aspen shareholders is simply unnecessary to enable shareholders to communicate with the Company.

A board size of 19 directors is an unwieldy and untenable corporate governance structure that is contrary to principles of good governance.

Endurance’s attempt to call a special meeting of shareholders to try to increase the size of Aspen’s board from 12 to an unwieldy 19 members and then, at Aspen’s 2015 annual meeting, potentially nominate its own slate of directors, is an untenable alternative that would significantly damage Aspen’s future prospects through significantly increasing the difficulty of governing the Company. Such a large number of directors makes efficient decision making cumbersome, and makes it more difficult for a board to convene on short notice and respond swiftly to situations and opportunities as they arise. Such a large board is also unusual. According to the most recent 2013 Spencer Stuart Board Index, the average board size for S&P 500 companies was 10.7 directors, and over 80% of such companies had boards with 12 or fewer directors. Supporting the call of a special meeting to be held at a later date to vote on a proposal to increase the size of Aspen’s board does not make sense as a matter of good corporate governance.

Corporate governance concerns are of paramount importance to Aspen. Unlike Endurance, Aspen has a separate Chairman of the board and CEO, and takes great care to ensure consensus and considered debate among its directors. The Company’s board is composed of a diverse and well-qualified group of directors who come from varied backgrounds, and Aspen’s board and governance practices have been designed in a thoughtful and deliberate manner to ensure value is maximized for shareholders. An expansion of the board to 19 members would upset the balance and operations of Aspen’s board, require Aspen to devote significant attention and resources to finding seven new qualified director nominees and is yet another tactic maneuver by Endurance that risks distracting the Company from its core mission of delivering value to shareholders.

We urge Aspen shareholders to reject Endurance’s proposals and to revoke any authorizations previously submitted.

Please sign, date and return the enclosed BLUE revocation card as promptly as possible.

BACKGROUND OF THE ENDURANCE SOLICITATION

Aspen was founded in 2002 by Chris O’Kane, Aspen’s current Chief Executive Officer, in the belief that each client deserves solutions that are both carefully tailored to its unique needs and in reliance on the intelligence, expertise, experience and good judgment of our employees. This people-first philosophy has helped Aspen become a leading global insurance and reinsurance company. We focus on select high-value-added markets, operating across a wide range of geographies and specialist business lines and continue to build an increasingly diversified and international business, with over $10 billion of assets. Our approach is underpinned by robust and effective risk management—we look at risk management as a way of adding value and not merely minimizing downside. We believe in the importance of a strong Lloyd’s franchise and have expanded our Lloyd’s platform internationally and gained pre-eminent positions in various specialty markets increasingly fundamental for first-tier commercial insurers and reinsurers. Aspen has also built our U.S. business significantly over the last few years, with approximately $150 million of investment since 2009, and we now believe we have achieved the critical mass necessary to reap the rewards of such build-out.

In the first quarter of 2014, Aspen’s strong results demonstrated the soundness of our strategy. As a result of our continued execution of our strategic priorities building on prior investments, we reported annualized operating return on average equity (“ROE” or “Operating ROE”) of 14.8%, the highest in over three years, and an increase of 4.4% of diluted book value per share from December 31, 2013. See “Additional Information.” The Aspen board of directors believes that Aspen is poised to continue to deliver superior results for its shareholders.

On January 30, 2014, John Charman, the Chairman and Chief Executive Officer of Endurance, placed a telephone call to Mr. O’Kane, stating that Endurance wanted to discuss strategic options for Aspen, without providing any further details. Promptly after this telephone call, Mr. O’Kane informed Glyn Jones, the Chairman of Aspen’s board of directors, of this initial contact and, together, they consulted with Goldman, Sachs & Co. (“Goldman Sachs”), Aspen’s financial advisor, and Willkie Farr & Gallagher LLP (“Willkie Farr”), Aspen’s outside legal counsel.

Prior to Mr. O’Kane’s responding, Mr. Charman sent an email to Mr. O’Kane a few days later, on February 4, 2014, stating that he wanted to discuss a transaction between Endurance and Aspen, again without specifying any terms or other information regarding such a transaction.

At a February 6, 2014 meeting of the Aspen board of directors, the Aspen board was advised of Endurance’s contact with Mr. O’Kane. It was the unanimous view of the board that a meeting with Endurance would not be productive, particularly in the absence of any information or terms presented for discussion at such meeting.

On February 13, 2014, Mr. Charman left a voicemail for Mr. O’Kane stating that he wanted to discuss a transaction between Endurance and Aspen, again without providing any details about the terms of such proposed transaction. On the same day, Mr. O’Kane sent an email to Mr. Charman declining to meet to discuss a transaction.

On February 18, 2014, Mr. Charman delivered to Aspen’s board of directors a letter expressing Endurance’s belief in the merits of a transaction between Endurance and Aspen and setting forth a proposal of consideration consisting of 60% Endurance shares and 40% cash for all of Aspen’s outstanding shares, which Endurance claimed was worth $47.50 per Aspen share. The full text of this letter is set forth as Annex A-1 and incorporated herein by reference.

Promptly after receiving such February 18 letter, Mr. Jones provided a copy of the letter to all members of the Aspen board of directors. On February 24, 2014, Mr. Jones responded to Mr. Charman to acknowledge receipt of his letter and inform him that the letter had been shared with Aspen’s board of directors and that the Aspen board would respond after it had an opportunity to complete a thorough review and evaluation of the letter. The full text of Mr. Jones’ letter is set forth below:

Dear John:

I am in receipt of your letter dated February 18th, which I have shared with Aspen’s Board of Directors. We will respond after we have had an opportunity to complete a thorough review and evaluation of your letter in accordance with our fiduciary obligations.

Yours sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board

Over the next week following receipt of Mr. Charman’s letter, Mr. O’Kane and Mr. Jones engaged in a number of discussions with Goldman Sachs and Willkie Farr and determined to convene meetings of the Aspen board of directors on March 5 and March 13, 2014 to discuss the letter received from Mr. Charman.

Before such board meetings took place, on February 26, 2014, Mr. Charman sent Mr. Jones a letter referencing the prior proposal and pressuring Aspen to respond quickly. The full text of that letter is set forth as Annex A-2 and incorporated herein by reference.

At the Aspen board of directors meeting held on March 5, 2014, the board was updated on the further contacts by Mr. Charman and agreed that in addition to Goldman Sachs and Willkie Farr, Aspen would retain as additional advisors Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), as outside legal counsel, and Conyers Dill & Pearman (“Conyers”), as Bermuda special counsel. It was also agreed that at the scheduled March 13th board meeting, Goldman Sachs would provide a detailed analysis of the proposal made by Endurance and the Aspen board would further discuss next steps.

Before Aspen completed its consideration of the proposal, on March 12, 2014, Mr. Charman sent Mr. Jones a letter, in which he expressed his view that “it is now time to commence substantive discussions.” A copy of Mr. Charman’s March 12th letter is set forth as Annex A-3 and incorporated herein by reference.

On March 13, 2014, the Aspen board of directors met as scheduled in the offices of Wachtell Lipton, at which meeting representatives of Goldman Sachs, Willkie Farr, Wachtell Lipton and Conyers were present. The Aspen board considered and discussed Aspen’s strategic direction and reviewed its 2014-2016 business plan, which was a product of Aspen’s regular planning process that began in November 2013. The Aspen board also discussed Endurance’s unsolicited proposal. After consideration of presentations by management and Aspen’s financial advisor, as well as advice from its legal advisors, the Aspen board unanimously concluded that Endurance’s unsolicited proposal was not in the best interests of Aspen or its shareholders and that the Aspen board did not wish to pursue the matter further. Messrs. Jones and O’Kane sent a letter to Mr. Charman informing him of such conclusion by the board on March 18, 2014:

Dear John:

The Board of Directors of Aspen, with the assistance of its financial advisor, Goldman, Sachs & Co., and its legal advisors, Wachtell, Lipton, Rosen & Katz and Willkie Farr & Gallagher LLP, has reviewed and thoroughly considered your February 18th letter. The Board has unanimously determined that your unsolicited proposal is not in the best of interests of Aspen or Aspen’s stockholders, and it does not wish to pursue this matter further.

Yours sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board of Directors

/s/ Chris O’Kane

Chris O’Kane

Chief Executive Officer

At the March 13th meeting of the Aspen board, it was also agreed that in order to better enable efficient board action, a strategy committee of the board of directors, consisting of six of the twelve Aspen directors, including Mr. Jones and Mr. O’Kane, would be established and be delegated the authority to meet and consider certain matters in connection with Endurance’s proposal as appropriate. All members of the board would be welcome to attend meetings of the strategy committee.

On April 3, 2014, Mr. Charman delivered to Aspen’s board of directors a letter repeating the terms of the proposal previously made by Endurance and previously rejected by the Aspen board. The full text of this letter is set forth as Annex A-4 and incorporated herein by reference.

Following receipt of that letter, the Aspen strategy committee was convened and met on April 6, 2014 to again discuss the proposal. This proposal had been thoroughly evaluated and unanimously rejected at the Aspen board’s March 13th meeting. Following additional presentations and discussions by Aspen’s management and financial advisor, and advice from legal counsel, the strategy committee unanimously confirmed its view that Endurance’s proposal was not in the best interests of Aspen or its shareholders.

The committee also authorized Goldman Sachs to return a telephone call made by a representative of Morgan Stanley, Endurance’s financial advisor, which was believed to be in connection with Endurance’s proposal. On April 8th, a representative of Goldman Sachs returned such telephone call and spoke to the Morgan Stanley representative, who repeated Endurance’s proposal and Endurance’s belief that a combination made sense. The representative of Goldman Sachs asked whether there was any new information and if so, to pass it along so that the Aspen board could consider it. The Morgan Stanley representative said that there was not any new information.

Following that phone call, on April 8, 2014, Aspen delivered to Endurance’s board of directors the following letter, noting that Endurance’s March 13th letter did not add to the information the Aspen board had when it unanimously rejected Endurance’s proposal set forth in the February 18th letter, and outlined the various reasons it believed that Aspen could deliver superior value by executing on its standalone plan:

Dear Members of the Board:

The Board of Directors of Aspen Insurance Holdings Limited has received your letter of 3 April 2014.

Your most recent letter does not add to the information the Aspen Board had when we thoroughly considered your 18 February 2014 letter and unanimously concluded that the possible acquisition of Aspen by Endurance was not in the best interests of Aspen or its stockholders and that we did not wish to pursue the matter further. The Aspen Board continues to have no interest in pursuing the matter further.

As was the case with your prior letters, we find your most recent letter to be based on uninformed and unsubstantiated assertions and assumptions about alleged benefits of the combination that do not stand up to analysis. The Aspen Board has concluded that Aspen will be able to create superior value for our stockholders based on our standalone plan. Aspen has a long history of value creation for its stockholders and has a clearly articulated growth strategy for delivering value to its stockholders going forward. We have built a diversified business with a strong balance sheet, proven management team and disciplined risk management, and are confident that continued execution of our strategy provides value far in excess of what you have suggested in the letter. The levers that we have available to achieve our ROE goals are clear and well-understood by the market and you have clearly misrepresented our 10% ROE guidance for 2014 as our long-term goal. We are confident we will be able to deliver superior growth by following our plan.

As part of our review, we have evaluated Endurance’s business mix, market presence, quality of earnings, earnings outlook and management culture, all of which we found to be either unattractive or incompatible with Aspen’s strategy. With respect to business mix, Endurance is over-concentrated in crop insurance, a business which is troubled, low margin, recently volatile and exposed to major risks. The other insurance businesses are nascent and have not demonstrated progress. Endurance’s continued well-publicized antipathy for Lloyd’s is inconsistent with Aspen’s business model, as our Lloyd’s syndicate is one of the most dynamic parts of our insurance franchise and a top quartile performer amongst Lloyd’s syndicates. Aspen has a strong and well-regarded reinsurance business with a clearly defined strategy for addressing the changes in market dynamics while, in contrast, Endurance is hesitant and uncertain about the industry. Furthermore, as analysts have pointed out, Endurance’s earnings in recent years have been disproportionately driven by reserve releases (a trend that accelerated at year-end 2013) and the path for future earnings is unclear.

Any combination with Endurance’s centralized, top-down management model, as compared to our collaborative, teamwork-oriented culture, would result in extreme personnel disruption and loss of attractive business. It is worth noting that our company is in significant litigation due to your orchestrated poaching of Aspen employees and clear breaches of fiduciary and other duties arising from this. The dis-synergies from the transaction you propose, including loss of business and personnel, combined with Endurance’s unappealing business mix, earnings track record and incompatible culture, make the combination unattractive, particularly in contrast to what Aspen expects to achieve by following our standalone plan.

In addition, your letter poses significant risks and uncertainties, including (1) Endurance’s due diligence of Aspen, (2) due diligence of Aspen by your financing sources, (3) your ability to raise the necessary funds, even the most general terms and amounts of which are omitted from your letter (we note in this regard that one of the financing sources from your prior letter is no longer included, and CVC’s commitment is no longer described as “equity”), (4) your ability to secure all required regulatory approvals and (5) importantly, approval of your own stockholders.

The foundation of Aspen’s business is our client relationship franchise, and our people are our most valuable assets. The uncertainty and distraction that would result from pursuing what your letter proposes would be destructive of value for our company and our stockholders. Your “proposal” is merely the request for a one-way option to start an investigation of our company and later decide if you wish to pursue a transaction. The Aspen Board is vehemently opposed to the hostile attempt of Endurance to address its business problems at the expense of Aspen and its stockholders and to your potential effort to destabilise a key competitor.

For the reasons outlined above, we are not interested in pursuing what your letter proposes and do not believe that any purpose would be served by meeting with you or your advisors.

Yours sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board of Directors

/s/ Chris O’Kane

Chris O’Kane

Chief Executive Officer

On April 14, 2014, Endurance issued a press release publicly announcing its proposal. The stated price in the publicly announced proposal was the same as that proposed by Endurance on February 18th and April 3rd. Such press release included a copy of the letter simultaneously delivered by Endurance to Aspen’s board, the full text of which is set forth as Annex A-5 and incorporated herein by reference.

On April 14, 2014, Aspen issued a press release announcing its rejection of the unsolicited Endurance proposal and the board’s unanimous view that the proposal significantly undervalues Aspen, represents a strategic mismatch, carries significant execution risk and would result in substantial dis-synergies. The press release also included a copy of the April 8 letter sent by Messrs. Jones and O’Kane to the Endurance board.

On April 17, 2014, the strategy committee of the Aspen board of directors again met and discussed Endurance’s latest actions in making its unsolicited proposal, which Aspen had on several prior occasions considered and rejected. At such meeting, the strategy committee also determined to adopt a one-year shareholder rights plan and resolved to issue one preferred share purchase right in respect of each Aspen share issued and outstanding at the close of business on April 28, 2014. Immediately following such approval, Aspen issued a press release announcing its adoption of the shareholder rights plan.

On April 20, 2014, Aspen issued a press release attaching a letter that it had issued to its shareholders, which described the serious concerns it had identified with respect to Endurance’s proposal. The full text of Aspen’s letter to shareholders is set forth below:

Dear Aspen Shareholders:

As you are undoubtedly aware, the Board of Directors of Aspen Insurance Holdings Limited believes that the transaction that Endurance Specialty Holdings Ltd. seeks with Aspen – first indicated in its 18th February letter, repeated again in its 3rd April letter and then repeated publicly on 14th April – is not in the best interests of Aspen or its shareholders. Since Endurance publicized its letter on 14th April, we have been in touch with a number of you, as well as a number of our clients and brokers, and have found overwhelming consensus for our rejection of Endurance’s “proposal.”

We have repeatedly informed Endurance of our serious concerns regarding its “proposal,” but Endurance has failed to respond substantively to any of them. These concerns include:

Endurance significantly undervalues Aspen’s business

The Aspen Board has concluded that Aspen will be able to create superior value for Aspen shareholders based on our standalone plan. We have built a diversified business with a clear strategy, strong balance sheet, proven management team and disciplined risk management, and are confident that continued execution of our strategy provides value far in excess of what is suggested in a risky combination with Endurance. In that regard, the investments we have made in our Lloyd’s business and US Insurance business are on track to fulfill our expectations, and we expect our book value to increase meaningfully as a result. We are very focused on executing on our clear strategy for building superior value for you.

Endurance stock as consideration in a combination is not appealing

Endurance has an unattractive business mix and quality of earnings issues. A combination with Endurance would cause Aspen and its shareholders to suffer from the difficulties attributable to Endurance’s business, including: (1) its over-reliance on crop insurance, a business which is troubled, low-margin, recently volatile and exposed to major risks, (2) the lack of progress in its other insurance businesses, which are in a nascent stage and (3) its weak reinsurance business. Moreover, Endurance’s earnings in recent years have been driven disproportionately by prior-year reserve releases. The combination Endurance proposes is, in our view, an effort by Endurance to solve its business issues at the expense of Aspen and its shareholders.

There are substantial risks regarding the supposed synergies. Endurance claims that a combination would result in “over $100 million of annual synergies,” but its discussion is superficial, its claims are unsubstantiated and the types and sources of synergies are unidentified. Importantly, we believe this claim assumes no disruption or loss of business to the combined company. Based on what we are hearing from clients and brokers so far, our serious concerns about the potential combination’s dis-synergies, as indicated in our letter of 8th April, are on target. If anything, we appear to have understated the dis-synergies and the impact they would have on the value of the combined company. Scale for the sake of scale is not a reason to pursue a business combination with Endurance.

The CVC investment will negatively impact the shareholders of both companies. Endurance states that CVC’s $1.05 billion investment consists of Endurance shares at a “pre-negotiated discount,” Endurance warrants with an exercise price “higher than an average market price” and “customary” governance rights for a “significant” minority investment. The amount of equity to be given up to CVC and at what “discount[ed]” price, the amount and terms of the warrants and the “customary” governance rights that CVC would receive all significantly impact the economics of a potential transaction – not just for Aspen and its shareholders, but for Endurance and its shareholders as well. These terms are extremely important to the valuation of the stock component of the consideration that Endurance proposes. If answers to these questions are in fact known, the information should be disclosed to Endurance’s own shareholders and the market as a whole.

Endurance has expressed a strong dislike for Lloyd’s business. In an attempt to convince the market that Endurance would embrace Aspen’s top tier Lloyd’s business, John Charman, Chairman and Chief Executive Officer of Endurance, stated on 14th April that “Aspen’s core strength in the London insurance market – including through Lloyd’s – is an attractive area.” This is in stark contrast to Endurance’s previously expressed disdain for Lloyd’s, including less than a year ago when Mr. Charman stated, “I find it difficult to want to be a . . . piece of [Lloyd’s].” (Insurance Insider, 10th June 2013). Given such statements, we would be extremely concerned that a combination with Endurance would pose risks to our Lloyd’s syndicate, which is one of the most dynamic parts of our insurance franchise and a top performer amongst Lloyd’s syndicates.

The availability of the cash consideration is highly uncertain

Endurance states that the CVC “commitment,” which constitutes most of the cash Endurance would use in a transaction, is “subject to customary due diligence of Aspen by the investors.” Endurance’s response to the concerns we noted in our 8th April letter regarding the certainty of CVC’s “commitment” – that it will provide the terms of the commitment only if we sign a non-disclosure agreement and sit down to meet with Endurance – is no answer at all. Either Endurance has the funds or it does not, and if it has the funds, it should say so. The financing commitment letter should be fully disclosed publicly.

We would expect material personnel disruption and loss of business due to the cultural mismatch between the two companies

We have serious concerns about the significant personnel disruption and loss of attractive business that would result from a combination of Aspen’s collaborative, teamwork-oriented culture with Endurance’s centralized, top-down management model. Endurance’s recent description of its “collegial environment” is inconsistent with the industry’s experience. Aspen is currently in litigation as a result of Endurance’s orchestrated poaching of Aspen employees, and, according to news reports, Mr. Charman was relieved of his positions at his last two companies for his less than collegial attitude – reportedly leaving ACE due to “personal differences” and AXIS when the “board kicked him out in 2012 without cause.” (SNL Insurance Daily, 23rd August 2013). Yet, now Endurance assures our and its own shareholders that a business where the most valuable assets are its people will thrive, and that the merging of the two cultures will proceed smoothly, in the “collegial environment” established under Mr. Charman’s leadership.

Endurance’s “proposal” is highly conditional

Endurance’s “proposal” is merely a request for a one-way option to start an investigation of our company and then later decide if it wishes to pursue a transaction. In addition to the transaction being subject to due diligence of Aspen by Endurance, Endurance’s financing sources would similarly require due diligence of Aspen and would later decide whether or not they wanted to provide the necessary cash funding to Endurance. Furthermore, in addition to a number of regulatory approvals, the transaction described by Endurance would be subject to the approval of both Aspen’s and Endurance’s shareholders – such approvals being sought for a transaction where there would be economically dilutive sponsor-financing and warrants issued of an undisclosed amount and undisclosed value.

The foundation of Aspen’s business is our client relationship franchise, and our people are our most valuable asset. The Aspen Board of Directors is vehemently opposed to the hostile attempt of Endurance to address its business problems at the expense of Aspen and its shareholders. Our Board takes very seriously its fiduciary obligation to pursue all credible offers that have the potential to create superior shareholder value, and we have carefully and thoroughly evaluated Endurance’s “proposal.” For all the reasons indicated in this letter and our prior letter to Endurance, we are resolute that Endurance’s proposal is not in your best interests.

Sincerely,

/s/ Glyn Jones

Glyn Jones

Chairman of the Board of Directors

/s/ Chris O’Kane

Chris O’Kane

Chief Executive Officer

On April 21, 2014, Endurance issued a press release reiterating the proposal it had made on February 18, April 3 and April 14.

On April 23, 2014, Aspen reported its results for the quarter ended March 31, 2014, including net income after tax of $120.4 million, or $1.66 diluted net income per share (up 46% from the quarter ended March 31, 2013), annualized operating ROE of 14.8% and an increase in diluted book value per share of 4.4% from December 31, 2013.

On May 7, 2014, Mr. Charman placed a telephone call to Mr. Jones. Mr. Jones was not available to take the call at that time but sent an email to Mr. Charman to request that if he had new information he would like to convey, Endurance’s financial advisor should communicate that information to Aspen’s financial advisor.

Later in the day, a representative of Morgan Stanley telephoned a representative of Goldman Sachs to communicate that Endurance would, if Aspen were willing to begin friendly negotiations, consider revising its proposal to: (1) amend the price to “$49.50” (i.e., per share consideration of $49.50 in cash or 0.9197 Endurance shares), (2) offer Aspen board seats in the combined company and (3) provide transitional compensation incentives to Mr. O’Kane. The Morgan Stanley representative said that all other terms of Endurance’s prior proposal, including the 60% stock, 40% cash mix of consideration, would continue to apply.

The Aspen board of directors was promptly informed of such conversation, and on May 9, 2014, the strategy committee met to review the terms of the revised conditional proposal with the assistance of its independent financial and legal advisors. After careful and thorough consideration, and following presentations and discussions by management and the advisors, the strategy committee unanimously voted to reject the revised proposal after unanimously determining that the revised proposal was not in the best interests of Aspen or its shareholders. The directors were of the unanimous view that the revised proposal significantly undervalued Aspen.

On May 12, 2014, a representative of Goldman Sachs followed up by telephone with the Morgan Stanley representative to inform that representative that the Aspen board had thoroughly reviewed and considered Endurance’s revised conditional proposal and unanimously determined that it was not in the best interests of Aspen or its shareholders. The Goldman Sachs representative conveyed the board’s determination that such revised proposal continued to significantly undervalue Aspen, particularly in light of Aspen’s strong first quarter results, and that Endurance’s offer of board seats and transitional compensation incentives to Mr. O’Kane reflected a fundamental misunderstanding by Endurance of the motivation of Aspen’s directors.

On June 2, 2014, Endurance issued a press release publicly announcing the revised proposal it had communicated to Aspen on May 7 and stating its intention to file a preliminary solicitation statement with the SEC on the same day and to commence an exchange offer in the near future. At the same time, Endurance also delivered a letter to Aspen’s board of directors informing them of the same, the text of which is set forth as Exhibit (a)[6] and incorporated herein by reference.

Later on June 2, 2014, Endurance filed its preliminary solicitation statement with the SEC seeking shareholder authorizations: (i) to call a special meeting of Aspen shareholders, at which meeting shareholders would be asked to vote on a proposal to increase the size of the Aspen board from 12 to 19 directors; and (ii) supporting Endurance’s petition to the Bermuda Supreme Court requesting a court-ordered meeting to vote on an involuntary scheme of arrangement.

Also on June 2, 2014, the Aspen strategy committee convened to discuss Endurance’s recent actions. All of the directors present expressed their continued view that Endurance’s revised proposal significantly undervalues Aspen.

On June 2, 2014, Aspen issued a press release stating that it had previously rejected Endurance’s revised proposal, which was publicly announced that day but previously made privately to Aspen, and explaining that the revised proposal was even less attractive than Endurance’s initial proposal in light of Aspen’s strong first quarter results. Aspen observed that the revised proposal represented an even lower multiple of book value per share than Endurance’s initial proposal.

On June 9, 2014, Endurance filed a registration statement with the SEC to commence an exchange offer for all of the outstanding shares of Aspen, pursuant to which, subject to the terms and conditions contained in its offer to exchange and related letter of election and transmittal, Endurance is offering to exchange each Aspen share for 0.9197 Endurance common shares, $49.50 in cash or a combination of cash and stock, subject to proration.

On June 9, 2014, Aspen issued a press release advising Aspen shareholders to take no action pending Aspen’s consideration of the exchange offer and making a formal recommendation to Aspen’s shareholders with respect to such exchange offer in its Solicitation/Recommendation Statement on Schedule 14D-9.

On June 13, 2014, the Aspen strategy committee met to consider the exchange offer with the assistance of Goldman Sachs, Wachtell Lipton, Willkie Farr and Conyers. During this meeting, a representative of Goldman Sachs rendered its oral opinion to the board, subsequently confirmed in writing, that, as of June 13, 2014 and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than Endurance or its affiliates) of Aspen shares pursuant to the exchange offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated June 13, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Aspen board in connection with its consideration of the exchange offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Aspen shares should tender such shares in connection with the exchange offer or any other matter.

The strategy committee of the Aspen board of directors and the other directors of the Aspen board of directors unanimously reconfirmed the board’s prior determination that the exchange offer significantly undervalues Aspen and is not in the best interests of Aspen or its shareholders. Accordingly, the Aspen strategy committee and other Aspen directors unanimously determined to recommend that Aspen shareholders reject the exchange offer and not tender their shares into such offer.

APPRAISAL RIGHTS

Shareholders of Aspen do not have appraisal rights under Bermuda law in connection with Endurance’s solicitation or this revocation solicitation statement.

REVOCATION PROCEDURE

Voting Securities and Record Date

In accordance with Bermuda law and Aspen’s Bye-Laws, the Aspen board has set the close of business on [—], 2014 as the record date for the determination of shareholders who are entitled to revoke authorizations relating to the proposals contained in Endurance’s solicitation statement.

As of [—], 2014, the record date for the revocation, there were approximately [—] ordinary shares of Aspen outstanding, and [—] holders of record. As of [—], 2014, the directors and executive officers of Aspen collectively owned [—] ordinary shares, representing approximately [—]% of the outstanding ordinary shares. None of Aspen’s executive officers or directors intends to deliver any authorization card to Endurance with respect to any of its shares. All of Aspen’s executive officers and directors intend to deliver a revocation card to Aspen with respect to all of their shares.

Only record holders of ordinary shares as of the record date are eligible to revoke authorizations in connection with Endurance’s solicitation and this revocation solicitation statement. Persons beneficially owning ordinary shares through a broker, bank or other nominee should contact such broker, bank or other nominee and instruct it to execute the BLUE revocation card on their behalf.

Requisite Vote

With respect to Endurance’s first proposal, under Aspen’s Bye-Laws and the Companies Act, a special meeting of Aspen shareholders will be convened if at least 10% of the voting share capital of Aspen has deposited at Aspen’s registered office a signed requisition for the meeting, stating the purpose or purposes for which the Aspen special meeting is to be convened.

With respect to Endurance’s second proposal, Endurance has disclosed that if such proposal receives the support of Aspen shareholders holding at least 15% of the outstanding Aspen shares (other than the Aspen shares owned by Endurance), Endurance intends to apply to the Supreme Court of Bermuda to order a court-ordered meeting at which Aspen shareholders would consider and vote on the scheme of arrangement.

Effect of BLUE Revocation Card

A shareholder may revoke any previously executed authorization by signing, dating and returning to Aspen a BLUE revocation card. An authorization may also be revoked by delivery of a written revocation of your authorization to Endurance. Shareholders are urged, however, to deliver all revocations to Aspen c/o Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022. Aspen requests that if a revocation is instead delivered to Endurance, a copy of the revocation also be delivered to Aspen c/o Innisfree M&A Incorporated at the address set forth above, so that Aspen will be aware of all revocations.

Any revocation may itself be revoked by signing, dating and returning a written revocation of your BLUE revocation card to Aspen or Endurance or by delivering to Endurance a subsequently dated white authorization card that Endurance sent to you.

If any ordinary shares that you owned on the record date were held for you in an account with a stock brokerage firm, bank nominee or other similar “street name” holder, you must give instructions to the stock brokerage firm, bank nominee or other “street name” holder to revoke authorization for the shares held in your name. Accordingly, you should either mark, sign, date and mail the enclosed form of BLUE revocation card provided by your bank, broker firm, dealer, trust company or other nominee, or contact the person responsible for your account and direct him or her to execute the enclosed BLUE revocation card on your behalf. If your bank, broker firm, dealer, trust company or other nominee provides for authorization instructions to be delivered to it by telephone or internet, instructions will be provided by such person.

YOU HAVE THE RIGHT TO REVOKE ANY AUTHORIZATION YOU MAY HAVE PREVIOUSLY GIVEN TO ENDURANCE. TO DO SO, YOU NEED ONLY SIGN, DATE AND RETURN IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE BLUE REVOCATION CARD THAT ACCOMPANIES THIS REVOCATION SOLICITATION STATEMENT. IF YOU DO NOT MARK A SPECIFIC INDICATION ON THE BLUE REVOCATION CARD WITH RESPECT TO ONE OR MORE OF THE ENDURANCE PROPOSALS, THE REVOCATION CARD WILL BE USED TO REVOKE ALL AUTHORIZATIONS WITH RESPECT TO ALL SUCH PROPOSALS.

Aspen has retained Innisfree M&A Incorporated (“Innisfree”) to assist in communicating with shareholders in connection with Endurance’s solicitation and to assist in our efforts to obtain revocations. If you have any questions regarding this revocation solicitation statement or about submitting your BLUE revocation card, or otherwise require assistance, please call Innisfree toll free (877) 717-3930 (banks and brokers may call collect at (212) 750-5833).

You should carefully review this revocation solicitation statement. YOUR TIMELY RESPONSE IS IMPORTANT. You are urged not to sign any white authorization cards. Instead, you can reject the solicitation efforts of Endurance and/or revoke your authorizations by promptly signing, dating and returning the enclosed BLUE revocation card to Aspen in the postage-paid envelope provided. Please be aware that if you sign a white authorization card but do not check any of the boxes on the card, you will be deemed to have consented to the Endurance proposals.

Results of Revocation Solicitation

Aspen intends to retain an independent inspector of elections in connection with Endurance’s solicitation. Aspen intends to notify shareholders of the results of the solicitation by issuing a press release, which it will also file with the SEC as an exhibit to a Current Report on Form 8-K.

Other Matters

The only matters for which the participants (as defined for purposes of the U.S. securities laws) intend to solicit revocations are those relating to Endurance’s proposals. However, if authorizations are solicited by Endurance or any other person on any other matter, the participants may determine that it is in the best interests of Aspen and its shareholders to solicit revocations of authorizations with respect to such additional matters.

SOLICITATION OF REVOCATIONS

Cost and Method

The cost of this revocation solicitation statement will be borne by Aspen. Aspen has retained Innisfree as proxy solicitor, at an estimated fee of $100,000 plus reasonable out-of-pocket expenses, to assist in this solicitation. Innisfree will also assist Aspen’s communications with its shareholders with respect to the revocation solicitation statement and such other advisory services as may be requested from time to time by Aspen. In addition, Innisfree and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement. Innisfree has advised Aspen that approximately 50 of Innisfree’s employees will be involved in the solicitation of revocations on behalf of Aspen. In addition to the use of mail, revocations may be solicited by facsimile, telephone, email and other electronic channels of communications, in-person discussions and by advertisements. Aspen will reimburse brokerage houses, banks, custodians and other nominees and fiduciaries for out-of-pocket expenses incurred in forwarding Aspen’s revocation solicitation materials to, and obtaining instructions relating to such materials from, beneficial owners of the ordinary shares.

Aspen estimates that the total expenditures relating to Aspen’s revocation solicitation (other than salaries and wages of employees) will be approximately $[—], of which approximately $[—] has been incurred as of the date hereof.

Participants in the Solicitation

Under applicable regulations of the SEC, certain of Aspen’s directors and executive officers may be deemed to be “participants” in this revocation solicitation. Shareholders may obtain information regarding the names, affiliations and interests of Aspen’s directors and executive officers in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 20, 2014, and its Proxy Statement on Schedule 14A for the 2014 annual meeting, which was filed with the SEC on March 12, 2014. See “Where You Can Find More Information.” Please also refer to the section entitled “Security Ownership of Certain Beneficial Owners and Management” for information about our directors and executive officers who may be deemed to be participants in the solicitation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 11, 2014 regarding the beneficial ownership of Aspen’s ordinary shares and the applicable voting rights attached to such ordinary shares in accordance with our Bye-Laws by: (1) each person known by us to beneficially own approximately 5% or more of our outstanding ordinary shares; (2) each of our directors; (3) each of our named executive officers; and (4) all of our executive officers and directors as a group. As of June 11, 2014, there were approximately 65,458,110 ordinary shares outstanding.

Name and Address of Beneficial Owner (1)	Number of Ordinary Shares (2)	Percentage of Ordinary Shares Outstanding (2)
FMR LLC (3) 245 Summer Street Boston, Massachusetts 02210 U.S.A.	4,540,477	6.92%
Vanguard Group Inc. (4) 100 Vanguard Blvd. Malvern, Pennsylvania 19355 U.S.A.	3,616,900	5.51%
Dimensional Fund Advisors LP (5) Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746 U.S.A.	3,482,780	5.31%
Glyn Jones (6)	91,999	*
Christopher O’Kane (7)	189,311	*
John Worth (8)	5,457	*
James Few (9)	48,057	*
Brian Boozmazian (10)	57,010	*
Mario Vitale (11)	27,344	*
Liaquat Ahamed (12)	19,227	*
Albert Beer (13)	9,722	*
Richard Bucknall (14)	25,380	*
John Cavoores (15)	15,887	*
Heidi Hutter (16)	57,163	*
Gordon Ireland (17)	2,837	*
Peter O’Flinn (18)	16,467	*
Ronald Pressman (19)	7,121	*
Gary Gregg (20)	7,410	*
Bret Pearlman (21)	1,449	*
All directors and executive officers as a group (25 persons)	762,593	1.17

*	Less than 1%.
(1)	Unless otherwise stated, the address for each director and executive officer is c/o Aspen Insurance Holdings Limited, 141 Front Street, Hamilton HM 19, Bermuda.
(2)	Represents the outstanding ordinary shares as of June 11, 2014, except for unaffiliated shareholders, whose information is disclosed as of the dates of their Schedule 13G noted in their respective footnotes. With respect to the directors and executive officers, includes ordinary shares that may be acquired within 60 days of June 11, 2014 upon (i) the exercise of vested options and (ii) awards issuable for ordinary shares, in each case, held only by such person. The percentage of ordinary shares outstanding reflects the amount outstanding as of June 11, 2014. However, the beneficial ownership for non-affiliates is as of the earlier dates referenced in their respective footnotes. Accordingly, the percentage ownership may have changed following such Schedule 13G filings.
(3)	Based on Schedule 13G filed by FMR LLC with the SEC on February 14, 2014.
(4)	Based on Schedule 13G/A filed by Vanguard Group Inc. with the SEC on February 11, 2014.
(5)	Based on Schedule 13G filed by Dimensional Fund Advisors LP with the SEC on February 10, 2014.

(6)	Represents 91,999 ordinary shares held by Mr. Jones.
(7)	Includes 189,311 ordinary shares held by Mr. O’Kane.
(8)	Represents 5,457 ordinary shares, held by Mr. Worth.
(9)	Represents 48,057 ordinary shares held by Mr. Few.
(10)	Represents 57,010 ordinary shares held by Mr. Boornazian.
(11)	Represents 27,344 ordinary shares held by Mr. Vitale.
(12)	Represents 19,227 ordinary shares held by Mr. Ahamed.
(13)	Represents 9,722 ordinary shares held by Mr. Beer.
(14)	Represents 25,380 ordinary shares held by Mr. Bucknall.
(15)	Represents 15,887 ordinary shares held by Mr. Cavoores.
(16)	Ms. Hutter, one of our directors, is the beneficial owner of 39,781 ordinary shares. As Chief Executive Officer of The Black Diamond Group, LLC, Ms. Hutter has shared voting and investment power over the 17,382 ordinary shares beneficially owned by The Black Diamond Group, LLC. The business address of Ms. Hutter is c/o Black Diamond Group, 515 Congress Avenue, Suite 2220, Austin, Texas 78701.
(17)	Represents 2,837 ordinary shares held by Mr. Ireland.
(18)	Represents 16,467 ordinary shares held by Mr. O’Flinn.
(19)	Represents 7,121 ordinary shares held by Mr. Pressman.
(20)	Mr. Gregg was appointed to the Board on April 24, 2013. This amount represents 7,410 shares, of which 5,300 were purchased by Mr. Gregg.
(21)	Mr. Pearlman was appointed to the Board on July 24, 2013. This amount represents 1,449 ordinary shares held by Mr. Pearlman.

SHAREHOLDER PROPOSALS FOR PRESENTATION AT THE 2015 ANNUAL MEETING

Under the U.S. federal proxy solicitation rules, for any proposal submitted by a shareholder to be considered for inclusion in Aspen’s proxy materials for the 2015 annual general meeting of shareholders, including shareholder proposals for director nominees, it must be received by Aspen at its registered office located at 141 Front Street, Hamilton HM19, Bermuda addressed to the Company Secretary by November 12, 2014. Such proposals must comply with the requirements of Rule 14a-8 of the Exchange Act. Any notice for a director nomination shall include the information set forth under “Policy on Shareholder Proposals for Director Candidates – Submission of Shareholder Proposals” in Aspen’s proxy materials for its 2014 annual general meeting of shareholders. In order for shareholder proposals made outside the processes of Rule 14a-8 of the Exchange Act to be considered timely for purposes of Rule 14a-4(c) of the Exchange Act, the proposal must be received by Aspen at its registered office located at 141 Front Street, Hamilton HM19, Bermuda, addressed to the Company Secretary, by January 26, 2015.

ADDITIONAL INFORMATION

Guidance

The guidance herein relating to 10% Operating ROE in 2014 and with a further 100 basis point increase over 2014 in 2015 is made as of April 23, 2014. Such guidance assumes for 2014 a pre-tax catastrophe load of $185 million per annum, normal loss experience and given the current interest rate and insurance pricing environment and for 2015 a pre-tax catastrophe load of $200 million, normal loss experience, our expectations for rising interest rates and a less favorable insurance pricing environment. See “Forward-Looking Statements.”

Non-GAAP Financial Measures

In presenting Aspen’s results, management has included and discussed certain “non-GAAP financial measures” as such term is defined in Regulation G. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, better explain Aspen’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen’s business. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. generally accepted accounting principles (“GAAP”).

Annualized Operating Return on Average Equity, or Operating ROE is a non-GAAP financial measure. Operating ROE is calculated using operating income, as defined below, and average equity is calculated as the arithmetic average on a monthly basis for the stated periods of shareholders’ equity excluding the aggregate value of the liquidation preferences of our preference shares net of issuance costs and the total amount of non-controlling interest. Aspen presents Operating ROE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information.

See below for a reconciliation of operating income to net income and a reconciliation of average ordinary shareholders’ equity to average shareholders’ equity.

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operational results excluding, as applicable, after-tax net realized and unrealized capital gains or losses, including net realized and unrealized gains or losses on interest rate swaps, after-tax net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts and certain non-recurring items. In the first quarter 2014, non-recurring items included costs associated with defending the unsolicited approach from Endurance Specialty Holdings Ltd. in the amount of $3.0 million.

Aspen excludes these above items from its calculation of operating income because they are either not expected to recur and therefore are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates in part, according to the availability of market opportunities. Aspen believes these amounts are largely independent of its business and underwriting process and including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

See below for a reconciliation of operating income to net income and a reconciliation of average ordinary shareholders’ equity to average shareholders’ equity.

Net income is adjusted to exclude after-tax change in net foreign exchange gains and losses and realized gains and losses in investments.

	Three Months Ended		Twelve Months Ended
(in US$ millions except where stated)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net income as reported	$90.0	$2.0	$329.3	$280.4
Changes in redemption value of the PIERS (2)	—	—	(7.1)	—
Net (income)/loss attributable to non-controlling interest	0.2	(0.1)	0.5	0.2
Preference share dividends	(9.4)	(8.5)	(35.5)	(31.1)

Net income/(loss) available to ordinary shareholders	80.8	(6.6)	287.2	249.5

Add (deduct) after tax income:
Net foreign exchange (gains)/losses	3.8	0.4	13.3	2.2
Net realized (gains)/losses on investments (1)	(9.4)	(5.3)	(38.3)	(2.7)
Changes in redemption value of the PIERS (2)	—	—	7.1	—

Operating income/(loss) after tax available to ordinary shareholders	75.2	(11.5)	269.3	249.0
Tax expense/(benefit) on operating income	3.2	(4.8)	13.4	13.5

Operating income/(loss) before tax available to ordinary shareholders	$78.4	$(16.3)	$282.7	$262.5

Basic earnings per ordinary share
Net income/(loss) adjusted for preference share dividend	$1.23	$(0.09)	$4.29	$3.51
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	0.06	0.01	0.20	0.03
Net realized (gains)/losses on investments	(0.14)	(0.07)	(0.57)	(0.04)
Changes in redemption value of the PIERS (2)	—	—	0.11	—

Operating income/(loss) adjusted for preference shares dividend	$1.15	$(0.15)	$4.03	$3.50

Diluted earnings per ordinary share
Net income/(loss) adjusted for preference share dividend	$1.21	$(0.09)	$4.14	$3.39
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	0.06	0.01	0.19	0.03
Net realized (gains)/losses on investments	(0.14)	(0.07)	(0.55)	(0.04)
Changes in redemption value of the PIERS (2)	—	—	0.10	—

Operating income/(loss) adjusted for preference shares dividend	$1.13	$(0.15)	$3.88	$3.38

(1)	Includes the make whole payment on the redemption of the $250.0 million loan notes
(2)	Preferred Income Equity Redemption Securities (“PIERS”)

	Three Months Ended		Twelve Months Ended
(in US$ millions except for percentages)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Average shareholders’ equity	$3,271.1	$3,521.3	$3,322.5	$3,394.4
Average non-controlling interest	(12.4)	—	(4.0)	0.2
Average preference shares	(555.6)	(508.1)	(541.0)	(460.6)

Average ordinary shareholders’ equity	$2,703.1	$3,013.2	$2,777.5	$2,934.0

Return on average equity:
Net income adjusted for preference share dividend	3.0%	(0.2%)	10.6%	8.5%
Operating income adjusted for preference share dividend	2.8%	(0.4%)	9.7%	8.5%

Annualized return on average equity:
Net income	12.0%	(0.8%)	10.6%	8.5%
Operating income	11.2%	(1.6%)	9.7%	8.5%

Components of return on average equity:
Return on average equity from underwriting activity (1)	1.7%	(1.5%)	5.7%	4.0%
Return on average equity from investment and other activity (2)	1.2%	1.0%	4.5%	4.9%
Pre-tax operating income return on average equity	2.9%	(0.5%)	10.2%	8.9%
Post-tax operating income return on average equity (3)	2.8%	(0.4%)	9.7%	8.5%

(1)	Calculated by using underwriting income.
(2)	Calculated by using total other operating revenue and other income/(expense) adjusted for preference share dividends.
(3)	Calculated by using operating income after-tax adjusted for preference share dividends.

	Three Months Ended
(in US$ millions except for percentages)	March 31, 2014	March 31, 2013
Average shareholders’ equity	$3,343.2	$3,414.0
Average non-controlling interest	0.3	—
Average preference shares	(555.8)	(508.1)

Average ordinary shareholders’ equity	$2,787.7	$2,905.9

Return on average equity:
Net income adjusted for preference share dividends and non-controlling interest	4.0%	2.9%
Operating income adjusted for preference share dividends and non-controlling interest	3.7%	2.7%

Annualized return on average equity:
Net income	16.0%	11.6%
Operating income	14.8%	10.8%

Components of return on average equity:
Return on average equity from underwriting activity (1)	2.6%	1.8%
Return on average equity from investment and other activity (2)	1.2%	1.1%
Pre-tax operating income return on average equity	3.8%	2.9%
Post-tax operating income return on average equity (3)	3.7%	2.7%

(1)	Calculated by using underwriting income.
(2)	Calculated by using total other operating revenue and other income (expense) adjusted for preference share dividends.
(3)	Calculated by using operating income after-tax adjusted for preference share dividends.

Net income is adjusted to exclude after-tax change in net foreign exchange gains and losses and realized gains and losses in investments.

	Three Months Ended
(in US$ millions except where stated)	March 31, 2014	March 31, 2013
Net income as reported	$120.4	$91.8
Net change attributable to non-controlling interest	(0.1)	—
Preference share dividends	(9.5)	(8.6)

Net income available to ordinary shareholders	110.8	83.2
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	(2.6)	9.5
Net realized (gains)/losses on investments	(8.1)	(15.6)
Corporate expenses – bid defense costs	3.0	—

Operating income after tax available to ordinary shareholders	103.1	77.1
Tax expense on operating income	3.1	6.4

Operating income before tax available to ordinary shareholders	$106.2	$83.5

Basic earnings per ordinary share
Net income adjusted for preference share dividend	$1.70	$1.21
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	(0.04)	0.14
Net realized (gains)/losses on investments	(0.12)	(0.23)
Corporate expenses – bid defense costs	0.05	—

Operating income adjusted for preference shares dividend	$1.59	$1.12

Diluted earnings per ordinary share
Net income adjusted for preference share dividend	$1.66	$1.15
Add (deduct) after tax income:
Net foreign exchange (gains)/losses	(0.04)	0.13
Net realized (gains)/losses on investments	(0.12)	(0.22)
Corporate expenses – bid defense costs	0.05	—

Operating income adjusted for preference shares dividend	$1.55	$1.06

Diluted book value per share is not a non-GAAP financial measure. Aspen has included diluted book value per ordinary share as it illustrates the effect on basic book value per share of dilutive securities thereby providing a better benchmark for comparison with other companies. Diluted book value per share is calculated using the treasury stock method.

FORWARD-LOOKING STATEMENTS

This revocation solicitation statement contains “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “deliver,” and similar expressions of a future or forward-looking nature.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements.

Forward-looking statements do not reflect the potential impact of any future collaboration, acquisition, merger, disposition, joint venture or investments that Aspen may enter into or make, and the risks, uncertainties and other factors relating to such statements might also relate to the counterparty in any such transaction if entered into or made by Aspen.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in this revocation statement. Aspen believes these factors include, but are not limited to: our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products and cyclical changes in the highly competitive insurance and reinsurance industry; changes in insurance and reinsurance market conditions; increased competition from existing insurers and reinsurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; changes in the availability, cost or quality of reinsurance or retrocessional coverage; changes in general economic conditions, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effect of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the effectiveness of our loss limitation methods, including our reinsurance purchasing; changes in the total industry losses, or our share of total industry losses, resulting from past events and, with respect to such events, our reliance on loss reports received from cedants and loss adjustors, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than natural catastrophes or by an unexpected accumulation of attritional losses; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; a decline in our operating subsidiaries’ ratings with S&P, A.M. Best or Moody’s; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our ability to execute our business plan to enter new markets, engage in acquisitions or introduce new products and develop new distribution channels, including their integration into our existing operations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; the persistence of heightened financial risks, including excess sovereign debt, the banking system and the Eurozone debt crisis; changes in our ability to exercise capital management initiatives (including our share repurchase program) or to arrange banking facilities as a result of prevailing market changes or changes in our financial position; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom; loss of one or more of our senior underwriters or key personnel; our reliance on information and technology and third party service providers for our operations and systems; and increased counterparty risk due to the credit impairment of financial institutions.

For a detailed description of uncertainties and other factors that could impact the forward-looking statements in this press release, including the positioning to deliver profitable growth and value for investors, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 20, 2014 and in Aspen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 as filed with the SEC on May 1, 2014. Aspen undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

Aspen is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. You also may obtain free copies of the documents that Aspen files with the SEC by going to the “Investor Relations – SEC Filings” section of our website at www.aspen.co. The information provided on our website is not part of this Revocation Solicitation Statement, and therefore is not incorporated by reference.

If you have any questions or need any assistance in revoking any authorization you may have given to Endurance, please contact our agent:

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders call toll-free: (877) 717-3930

Banks and Brokers call collect: (212) 750-5833

Annex (a)(1)

February 18, 2014

Dear Glyn:

I am writing to follow up my telephone conversation with Chris O’Kane on January 30th, as well as subsequent email exchanges on February 4th and February 13th. As I described in my initial conversation with Chris, we would like to discuss a strategic transaction between Endurance and Aspen. Since you and Chris have initially declined to meet us without any further explanation, I feel compelled to put forth a specific proposal in writing for your Board’s consideration.

We are convinced that a transaction between our two organizations presents a unique opportunity for our respective shareholders—one that is simply too compelling not to act upon. We believe that now is the time for our companies and advisors to engage in productive discussions to bring this about, and we are fully committed to accomplishing a transaction that we believe will offer superior value to your shareholders.

In this letter, we wish to provide you with: (i) an articulation of our view of the strategic and financial merits of a transaction; (ii) an outline of the key terms of our proposal; (iii) an overview of Endurance and our partners; (iv) a discussion of our approach to the transaction; and (v) a proposal for next steps and a timetable that we believe works for both parties. We trust that this letter conveys the thorough and serious approach that we have undertaken to ensure a successful consummation of this transaction and delivery of value to your shareholders, and that Aspen’s directors will give serious consideration to this proposal in accordance with their fiduciary duties.

The Opportunity

We see this opportunity as a unique, transformative transaction that can accelerate our joint development into a global leader. We have devoted significant resources, both internal and external, to assessing this transaction over the past several months. We have great respect for Aspen’s people and franchise, and it is our strong view that this transaction will create significant opportunities for the combined company, including:

•	Increased scale and market presence: On a combined basis, the companies will have over $5.0 billion of shareholders’ equity and over $5.0 billion of annual gross premiums, a size equal to or greater than many of our key competitors. This would create an enterprise of both scale and broad expertise well positioned to capitalize on the critical distribution relationships within its global markets and more effectively able to compete in an increasingly challenging market environment.

•	Diversified platform across products and geographies: While Endurance and Aspen share certain common businesses, the relative weighting of each is quite complementary. Aspen’s core strength in the London insurance market—including through Lloyd’s—is an area where Endurance has limited presence. In addition, while Endurance has a leading agriculture insurance business in the U.S., Aspen has a historical strength in marine & energy lines. These are just a few examples where each company’s relative strengths are a natural fit and where, on a combined basis, the two companies can form a market leader of significant importance to brokers and customers.

•	Enhanced profitability: While the primary strategic rationale for this transaction is the enhanced scale and diversification evident in the combined company, as described above, this transaction will also enable significantly improved profitability. Through a combination of proven management and industry-wide underwriting expertise across the combined businesses, cost efficiencies across a larger platform and elimination of duplicative resources, we believe there would be a significant improvement in profitability compared with what either company could achieve on its own for the foreseeable future.

•	Strengthened balance sheet and capital position: With a combined book value of $5.0 billion and total capital of $7.4 billion, the combination of Endurance and Aspen will meaningfully enhance their

A-1-1

capital position, which will allow the combined company to more meaningfully pursue growth opportunities as well as being better equipped to withstand volatility. We also believe the added diversification of the business has the potential to create capital efficiencies. Through the unique combination of our businesses we also believe this added diversification, significantly increased size, as well as the combined strength of reserves and investments from both companies, will be viewed very favorably by rating agencies.

Key Transaction Terms

As an indication of our strong interest in pursuing a transaction, we are pleased to set forth below the key terms of our proposal:

1.	Purchase Price: Endurance proposes to acquire 100% of the common equity of Aspen on a fully-diluted basis for a price of $47.50 per share. We believe our proposal represents a premium valuation meaningfully in excess of the standalone potential value to Aspen shareholders:

•	24% premium to Aspen’s volume weighted average price of $38.34 for the 30 days ended February 14, 2014

•	15% premium to Aspen’s all-time high price of $41.43 on December 31, 2013

•	1.2x December 31, 2013 BVPS, a five year high for Aspen

•	13.3x estimated 2014 consensus earnings

2.	Form of Consideration: Each Aspen shareholder would have the ability to elect to receive cash or Endurance common shares for their Aspen shares, subject to a customary proration mechanism. We propose a consideration mix that includes 40% in cash, as follows:

	$ billings	% of total
Cash	$1.24	40%
Endurance common shares	$1.85	60%

Total Consideration[1]	$3.09	100%

(1)	Total consideration assumes 65.0 million fully diluted Aspen common shares at closing.

The cash component will be satisfied from our substantial cash resources including a signed equity commitment from certain funds (“CVC Funds”) advised by CVC Capital Partners Advisory (U.S.), Inc. and its affiliates (“CVC”) and an affiliated investment vehicle of GIC Special Investments Pte. Ltd. (“GICSI”), available cash and debt capacity.

The cash/stock election enables Aspen shareholders electing stock consideration to realize significant additional value creation over the medium and long-term and greater market liquidity, while those Aspen shareholders electing cash will realize a significant premium to Aspen’s current stock price. The significant cash component of our proposal and the improved strategic and financial profile of the combined company, including meaningful improvements in underwriting profitability, present a compelling value proposition for Aspen shareholders.

3.	Financing Certainty: All financing will be firm at signing. We have received an equity commitment letter from CVC Funds and GIC for an equity investment of $1.05 billion, a copy of which we can share with you immediately upon commencement of discussions regarding a transaction.

Endurance and its Recent Initiatives

Endurance is a strong insurance and reinsurance franchise, with a history in some ways similar to that of Aspen. Endurance was formed and initially capitalized in 2001, and has grown its book value per share (including dividends) by 11% annually since inception. As of December 31, 2013, we had $3.4 billion of

A-1-2

total capital, and a portfolio of approximately $2.0 billion of annual net premiums written. Our book of business is well diversified between insurance and reinsurance, as well as short-tail and long-tail lines of business, with a focus on specialty lines of business. Our balance sheet is strong, with prudent reserves that have been a source of value historically and a conservative AA rated investment portfolio. Further, we have an A (Excellent) rating from A.M. Best and an A (Strong) rating from Standard and Poor’s, which also includes an assessment of our Enterprise Risk Management as Strong.

Upon my joining the company in May 2013 as Chairman and CEO, we commenced a rapid and thorough transformation of Endurance’s strategy and structure, resulting in a leading specialty insurer and reinsurer with greater scale and relevance in the market. We have significantly enhanced the leadership team and expanded operational talent, and we have also refocused Endurance’s underwriting objectives and rebalanced its underwriting portfolio. In addition, we have meaningfully improved our positioning in many key business lines. Lastly, our operations have been fundamentally restructured to improve efficiency and generate significant ongoing cost savings.

Our Partners

As described above, our transaction terms include a substantial amount of cash for your shareholders, a significant portion of which will be funded through an investment of common equity in Endurance by CVC Funds and GICSI. We are pleased to have such high quality partners, and we think a commitment of this size for a minority investment in a public company is a great validation of our business and the compelling aspects of this transaction.

CVC is one of the world’s leading private equity and investment advisory firms. Founded in 1981, CVC has raised over $60 billion from a diverse and loyal investor base, with CVC Funds completing over 300 investments in a wide range of industries and countries across the globe, with an aggregate transaction value of $120 billion. CVC has significant experience in financial services investments, including the acquisition of Brit Insurance, the fifth largest Lloyd’s company, in 2011. While at a prior firm, members of the CVC team were lead or co-lead investors in numerous property and casualty insurance transactions, including Aspen, Axis Capital, Harbor Point and Montpelier Re, among others. We believe CVC’s deep insurance experience makes it an ideal partner for the proposed transaction.

GIC Pte. Ltd. (“GIC”) is a sovereign wealth fund established in 1981 to manage Singapore’s foreign reserves. With a network of nine offices in key financial capitals around the world, GIC manages well over $100 billion in equities, fixed income, money market instruments, real estate and special investments. GICSI, the private equity arm of GIC, is one of the world’s largest private equity investors and manages a multi-billion dollar portfolio of fund investments and direct investments in companies.

Our Approach to the Transaction

We are well aware of the seriousness of this undertaking and the impact on our companies and employees, as well as the customers we will serve. Our familiarity with your company and business lines based on available public information gives us great confidence that we can jointly effect a quick and smooth integration. We have developed what we think is a constructive set of guiding principles for a transaction with Aspen:

•	Aspen’s team is crucial to the success of the combined company. We are impressed with the management team and the track record of success that you and your team have created. The retention of key members of the Aspen management team, underwriters and employees will be critical to the success of the combined business.

•	Respect for Aspen’s heritage and deep customer relationships. We have great respect for the Aspen franchise and its relationships with its key customers, as reflected in the purchase price we are willing to pay. As a result, we envision working together to ensure the continued development of Aspen’s customer and broker relations under the aegis of the combined company.

A-1-3

•	The execution of this transaction will enhance the strengths of each company. The planning of the integration and management of overlapping areas needs to be a well thought out process, sensitive to all views and issues, and one that draws from and builds upon the strengths of each organization. It is our intention to maintain the headquarters of the company in Bermuda, with a significant presence in London, New York and other key geographies.

Next Steps and Timing

We and our advisors have invested a significant amount of time and resources analyzing Aspen’s publicly available information. Based on our work to date, we believe we could complete confirmatory business, financial and legal due diligence in approximately four weeks assuming appropriate availability of information, access to management and auditors and a process reflecting standard diligence procedures for a public company transaction. We will be sensitive to the confidential nature of the information in the organization, the sequencing of our work, and the participants involved. We would be pleased to provide you with a detailed due diligence plan and information request list.

In light of the significant ownership that your shareholders will have in the combined company, we are prepared for you and your advisors to perform due diligence on Endurance. CVC and GICSI have already completed a comprehensive due diligence review of Endurance. We have a full virtual data room assembled, and are prepared to provide this information as well as grant access to our management, subject to execution of a mutually satisfactory non-disclosure agreement.

We are prepared to consummate the proposed transaction under an accelerated timetable. We would work in parallel with due diligence on definitive documentation, and would expect to be in a position to enter into a definitive agreement in approximately four to six weeks with your cooperation. We would anticipate obtaining the necessary regulatory approvals expeditiously upon entering into a definitive agreement.

Endurance has retained Morgan Stanley and Jefferies as its financial advisors and Skadden, Arps, Slate, Meagher and Flom LLP as its legal advisor.

Our Board of Directors enthusiastically supports this proposal. CVC and GICSI share our enthusiasm and determination to complete the proposed transaction.

We request that this letter be shared with your Board of Directors and that it receives the Board’s prompt consideration. I am sure you can appreciate that because our proposal is a firm proposal at a significant premium with committed financing, time is of the essence. Accordingly, we request that you formally respond to this proposal as soon as possible and in any event no later than February 28, 2014. We are available to meet with you at any time to answer any questions you may have about Endurance and our proposal, including further details on our view of the compelling financial profile and value creation for our respective shareholders.

We are very focused on completing a transaction between Endurance and Aspen and are fully prepared to devote substantial resources in order to make it happen. We prefer to engage in a constructive and confidential dialogue with you regarding our proposal; however if you are not prepared to do so on a timely basis, we will consider all available alternatives to achieve a successful transaction.

We look forward to discussing this proposal with you soon and working towards a transaction that will benefit both of our companies and our respective shareholders.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.

A-1-4

Annex (a)(2)

February 26, 2014

Dear Glyn:

Thank you for your letter of February 24, 2014. We are hopeful that this is the beginning of a constructive and fruitful dialogue.

I am available at your convenience to discuss any questions you or your fellow directors may have regarding Endurance’s proposal. Additionally, should you, your fellow directors or your advisors wish to discuss further the details of the proposal and the compelling value creation we believe it represents for our respective shareholders, please feel free to contact Eric Bischof, Managing Director of Morgan Stanley (212-761-4955 | eric.bischof@morganstanley.com).

As we indicated in our letter of February 18, 2014, because ours is a firm proposal at a significant premium with committed financing, we believe that time remains of the essence and that all parties should move forward diligently to achieve a beneficial result for our respective shareholders.

We look forward to discussing our proposal with you soon.

Yours sincerely,

/s/ John. R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.

A-2-1

Annex (a)(3)

March 12, 2014

Dear Glyn:

I am writing to follow up on my letter of February 26, 2014. It has now been two weeks since your letter to me indicating that the Aspen Board of Directors would evaluate and respond to Endurance’s proposal. Moreover, it has been six weeks since I first contacted Chris O’Kane regarding our proposal. We believe that ample time has passed for review of Endurance’s proposal and that it is now time to commence substantive discussions so that we can attain the beneficial result for our respective shareholders set forth in Endurance’s proposal.

As noted in my letter of February 18, 2014, Endurance’s proposal (i) provides shareholders of Aspen with a significant premium to Aspen’s current share price, (ii) delivers a valuable option for Aspen’s shareholders to elect to receive cash or Endurance shares and (iii) is supported by committed financing. We are confident that Aspen’s shareholders would react quite favorably to Endurance’s proposal.

I remain available at your convenience to discuss any questions you or your fellow directors may have regarding Endurance’s proposal. Additionally, should you, your fellow directors or your advisors wish to discuss further the details of the proposal, please feel free to contact Eric Bischof, Managing Director of Morgan Stanley (212-761-7811 | eric.bischof@morganstanley.com).

We remain fully committed to the proposed transaction and look forward to commencing substantive discussions with Aspen regarding our proposal as soon as possible.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.

A-3-1

Annex (a)(4)

April 3, 2014

Dear Members of the Board:

This letter acknowledges receipt of the letter from Messrs. Glyn Jones and Chris O’Kane on March 18, 2014 advising us that the Aspen Board of Directors had rejected Endurance’s proposal for a combination of our two companies, as set forth in our letter of February 18, 2014, and was refusing to pursue the matter further. We are very disappointed that, despite our numerous requests to engage with you in substantive discussions over the past two months, Endurance’s proposal was summarily rejected without Aspen speaking with us at all.

We remain fully committed to pursuing a transaction and stand by the terms of our letter of February 18th and the compelling value proposition it presents for Aspen’s shareholders, including:

•	Premium valuation: Endurance proposes to acquire 100% of Aspen’s fully diluted shares at a purchase price of $47.50 per share, which represents a 23% premium to Aspen’s volume weighted average price for the last 30 days, and a 15% premium to Aspen’s all-time high share price.

•	Significant cash consideration election: Transaction consideration includes 40% cash and 60% Endurance shares, allowing Aspen shareholders who wish to do so to monetize a meaningful portion of their investment at a significant premium.

•	Financing: We have received a commitment letter from an investor group led by funds advised by CVC Capital Partners Advisory (U.S.), Inc. to fund the cash consideration.

•	Compelling strategic rationale: This is a unique, transformative transaction that would position the combined company as a global leader. The benefits to each of our companies include: (1) increased scale and market presence, (2) a diversified platform across products and geographies, (3) enhanced profitability, and (4) a strengthened balance sheet and capital position.

Our proposal delivers superior value compared to that which Aspen could achieve under its standalone plan. For those Aspen shareholders who wish to receive cash, the proposed value today exceeds the future value of 2 years of returns under your publicly stated 10% ROE target. For those Aspen shareholders who elect to remain invested in the combined company, our proposal provides the same significant up-front premium as well as the opportunity to participate in a combined company with meaningfully improved earnings and ROE, with significant additional upside opportunity over time. For your reference, the attached slides illustrate the financial merits of our proposal, both near-term and longer term.

We are both resolute in regard to the proposed transaction and confident that your shareholders would view the substantial financial and other benefits of the proposed transaction very favorably. While we would prefer to engage in a constructive and confidential dialogue with you, should Aspen continue to refuse to meaningfully engage with us, we will have no choice but to present our proposal directly to your shareholders.

We are sending this letter out of our enthusiasm for the extraordinary opportunity we have to create value for our respective shareholders, one that we cannot allow to pass. I remain available to discuss any questions you may have regarding Endurance’s proposal. Additionally, you or your advisors may contact Eric Bischof, Managing Director of Morgan Stanley, at 212-761-7811. We look forward to commencing substantive discussions with Aspen regarding our proposal in the coming days.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.

A-4-1

Annex (a)(5)

April 14, 2014

Dear Members of the Board:

As you know, we have been trying since late January to engage with Aspen in a confidential and friendly dialogue regarding a combination of our two companies, and have previously made a specific written proposal that offers your shareholders a substantial premium valuation. Since you and your management have refused, despite our repeated attempts, to engage in any discussions with us regarding the compelling value proposition this transaction presents for your shareholders, we have no choice but to advise them of our proposal directly, which we are doing this morning.

Our Board of Directors has unanimously approved our proposal, and we remain fully committed to pursuing this transaction. In the paragraphs below, we (i) reiterate the key terms of our proposal, (ii) reiterate the key strategic and financial benefits of our proposal and our approach to the transaction and (iii) discuss next steps for making this mutually beneficial transaction a reality.

Key Terms of Our Proposal

Endurance proposes to acquire all of the common shares of Aspen for $3.2 billion, or $47.50 per Aspen share (based on 66.7 million fully diluted Aspen common shares as of February 24, 2014), with a combination of cash and Endurance common shares.

Each Aspen shareholder will have the right to receive for their Aspen shares, at their election:

•	All cash ($47.50 per Aspen share);

•	All Endurance common shares (0.8826 Endurance shares for each Aspen share); or

•	A combination of cash and Endurance common shares.

The election will be subject to a customary proration mechanism to achieve an aggregate consideration mix of 40% cash and 60% Endurance common shares.

The cash component of the consideration will be funded from our substantial cash resources and $1.05 billion of newly issued common shares to investors led by funds advised by CVC Capital Partners Advisory (U.S.), Inc. and its affiliates, which have already completed due diligence on Endurance and the merits of the transaction, and have provided an equity commitment letter to Endurance. We would be pleased to share with you a copy of the investors’ equity commitment letter upon the commencement of discussions.

We believe our proposal represents a premium valuation meaningfully in excess of the standalone potential value to Aspen shareholders:

•	21% premium to Aspen’s closing share price of $39.37 on April 11, 2014;

•	15% premium to Aspen’s all-time high share price of $41.43 on December 31, 2013;

•	1.16x Aspen’s December 31, 2013 diluted book value per share; and

•	13.4x 2014 consensus Street earnings estimates for Aspen.

Aspen shareholders who receive cash will receive up-front value that would otherwise take over two years to achieve based on consensus Street estimates for Aspen’s ROE. For those Aspen shareholders who remain

A-5-1

invested in the combined company, our proposal provides the same highly attractive up-front premium as well as the opportunity to participate in a combined company with meaningfully improved earnings and ROE outlook, with significant additional upside opportunity over time.

Key Strategic and Financial Benefits of our Proposal

We have devoted significant time and resources, both internal and external, to assessing this transaction over the past months, and continue to believe it is a unique, transformative transaction for both companies.

•	Increased scale and market presence: On a combined basis, the companies will have over $5 billion of shareholders’ equity and over $5 billion of annual gross premiums written, a size equal to or greater than many of our key competitors. This will create an enterprise of both scale and broad expertise well positioned to capitalize on the critical distribution relationships within its global markets and more effectively able to compete in an increasingly challenging market environment.

•	Diversified platform across products and geographies: While Endurance and Aspen share certain common businesses, the relative weighting of each is quite complementary. Aspen’s core strength in the London insurance market—including through Lloyd’s—is an attractive area where Endurance has significant management experience but currently has limited market presence. In addition, while Endurance has a market-leading and profitable agriculture insurance business in the U.S. that is uncorrelated with traditional property and casualty insurance and reinsurance, as well as a highly profitable global catastrophe reinsurance business, Aspen has historical strength in marine and energy lines. These are just a few examples where each company’s relative strengths are a natural fit and where, on a combined basis, the two companies can form a market leader of significant importance to brokers and customers.

•	Enhanced profit potential: While a key strategic rationale for this transaction is the enhanced scale and diversification evident in the combined company, as described above, we believe the combination of a strong management team comprised of industry-leading talent and world-class underwriting expertise from both companies, and expected transaction synergies exceeding $100 million annually (including cost savings, underwriting improvements, capital efficiencies, and enhanced capital management opportunities) will enable significantly improved profit potential.

•	Strengthened balance sheet and capital position: With a pro forma combined shareholders’ equity as of December 31, 2013 of $5.4 billion and total capital of $7.6 billion, the combined Endurance and Aspen will have a significantly enhanced capital position, which will allow the combined company to more meaningfully pursue growth opportunities and better withstand volatility. We also believe the added diversification of the business has the potential to create capital efficiencies. Through the unique combination of our businesses we also believe this added diversification, significantly increased size, as well as the combined strength of reserves and investments from both companies, will be viewed favorably by rating agencies.

Reflecting my own deep conviction about the future of Endurance and the benefits of the combination, I will purchase $25 million of Endurance common shares in connection with this transaction in addition to the $30 million of personal capital I have already invested in Endurance.

Our Approach to the Transaction

This transaction is not only highly beneficial to Aspen’s shareholders, but also to Aspen’s employees, customers, brokers and other constituencies. In this regard, we have developed what we believe is a constructive set of guiding principles for a transaction with Aspen:

•	Aspen’s team is crucial to the success of the combined company: The retention of key members of the Aspen management team, underwriters and employees will be critical to the success of the combined business.

A-5-2

•	The entrepreneurial cultures of our two companies will blend together well, yielding a combined entity that is strongly positioned to address changes facing the markets in which we operate. Aspen’s collaborative, teamwork-oriented culture will integrate seamlessly with Endurance’s collegial environment. Within the past year, many talented and experienced people in the industry have chosen to join Endurance in light of their enthusiasm for our business plan and strategic vision.

•	Respect for Aspen’s franchise and deep customer relationships: We have great respect for the Aspen franchise and its relationships with its key customers, as reflected in the purchase price we are willing to pay. As a result, we envision working together to enhance the combined company’s customer and broker relations.

•	The execution of this transaction will enhance the strengths of each company: The planning of the integration of overlapping areas will be well executed, sensitive to all views and issues, and will draw and build upon the strengths of each organization. It is our intention to maintain the headquarters of the combined company in Bermuda, with a significant presence in London, New York and other key markets.

Next Steps

As would be the case in any M&A transaction, consummation of the transaction is subject to completion of customary due diligence, execution of a definitive merger agreement and receipt of required shareholder and regulatory approvals. We are confident that all required regulatory approvals will be obtained on a timely basis.

We propose working in parallel on definitive documents and our mutual due diligence review in order to enter into a transaction expeditiously. We are prepared to enter into a mutual non-disclosure agreement, deliver to you a draft merger agreement and commence due diligence immediately. In light of the significant ownership that your shareholders will have in the combined company, we are prepared for you and your advisors to also perform customary due diligence on Endurance. Our financial advisors at Morgan Stanley & Co. LLC and Jefferies LLC, and our legal advisors at Skadden, Arps, Slate, Meagher & Flom LLP and ASW Law Limited, stand ready to coordinate with your advisors on next steps.

We look forward to commencing constructive discussions with Aspen regarding our proposal in the coming days.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.

A-5-3

Annex (B)

PERSONAL AND CONFIDENTIAL

June 13, 2014

Board of Directors

Aspen Insurance Holdings Limited

Maxwell Roberts Building

1 Church Street

Hamilton, Bermuda

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and its affiliates) of the outstanding ordinary shares, par value 0.15144558¢ per share (together with the associated preferred share purchase rights, the “Shares”), of Aspen Insurance Holdings Limited (the “Company”), of the Consideration (as defined below) to be paid for each Share pursuant to the Offer (as defined below). The terms of the offer to exchange (the “Offer to Exchange”) and related letter of election and transmittal (which, together with the Offer to Exchange, constitutes the “Offer”) contained in (i) the Registration Statement on Form S-4 filed by Endurance Specialty Holdings Ltd. (the “Offeror”), with the Securities and Exchange Commission (the “SEC”) on June 9, 2014 (the “Form S-4”) and (ii) the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on June 9, 2014 (as amended, the “Schedule TO,” together with the Form S-4, the “Offer Documents”), provide for an offer for all of the Shares, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will exchange, for each Share properly tendered and not validly withdrawn, at the election of the holder thereof, one of the following: (x) 0.9197 ordinary shares, par value $1.00 per share, of the Offeror (“Offeror Common Shares”) (the “Stock Election Consideration”), (y) $49.50 in cash (the “Cash Election Consideration”) or (z) 0.5518 Offeror Common Shares and $19.80 in cash (the “Cash/Stock Election Consideration”) (the Stock Election, the Cash Election Consideration and the Cash/Stock Election Consideration, collectively, the “Consideration”), in each case of (x), (y) and (z), subject to proration and certain other procedures and limitations described in the Offer, as to which procedures and limitations we are expressing no opinion. We note that the Offer to Exchange provides that, following completion of the Offer, the Offeror intends to consummate a merger of the Company with and into the Offeror (which, together with the Offer, constitutes the “Transactions”), and each outstanding Share (other than Shares owned by the Offeror or the Company or any wholly owned subsidiary of the Offeror or the Company) will be converted into the right to receive, at the election of the holder thereof, the same Consideration described above, subject to the same proration and certain other procedures and limitations described in the Offer.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, the Offeror, any of their respective affiliates and third parties, including CVC Capital Partners Advisory (U.S.), Inc. (“CVC”) and its affiliates, as potential significant equity investors in the Offeror, and portfolio companies of CVC, or any currency or commodity that may be involved in the Transactions. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated and a contingent transaction fee payable upon the consummation of the Transactions or certain other transactions involving the Company. The Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise,

Board of Directors

Aspen Insurance Holdings Limited

June 13, 2014

Page Two

out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint bookrunner with respect to a public offering of 11,000,000 shares of preferred stock of the Company in April 2013. We also have provided certain financial advisory and/or underwriting services to CVC and its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as the financial advisor to funds affiliated with CVC in connection with the sale of their ownership interest in Samsonite International SA in March 2013; as joint book-running manager with respect to the issuance of a term loan facility, senior secured notes due 2020 (aggregate principal amount €500 million) and senior subordinated notes due 2021 (aggregate principal amount €525 million) by affiliates of Ista Deutschland GmbH (“Ista”) in connection with Ista’s acquisition by funds affiliated with CVC in May 2013; as joint global coordinator with respect to the issuance of senior secured notes (aggregate principal amount £350 million) and unsecured debt (aggregate principal amount £150 million) by Domestic & General Group PLC in connection with its acquisition by funds affiliated with CVC in October 2013; as joint sponsor, joint global coordinator and joint book-running manager in connection with the public offering of 303.8 million ordinary shares of Merlin Entertainments PLC, a portfolio company of funds affiliated with CVC, in November 2013; and as joint global coordinator and joint book-running manager in connection with the public offering of 297.3 million ordinary shares of Saga PLC, a portfolio company of funds affiliated with CVC, in May 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, the Offeror and their respective affiliates and CVC and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with CVC and its affiliates from time to time and may have invested in limited partnership units of affiliates of CVC from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Offer Documents, including the Offer to Exchange and related letter of election and transmittal contained therein; the Preliminary Solicitation Statement of the Offeror on Schedule 14A as filed with the SEC on June 2, 2014, as amended on June 12, 2014; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the SEC on June 17, 2014, in the form approved by you on the date of this opinion; annual reports to shareholders and Annual Reports on Form 10-K of the Company and the Offeror for the five years ended December 31, 2013; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and the Offeror; certain other communications from the Company and the Offeror to their respective shareholders; certain publicly available research analyst reports for the Company and the Offeror; certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for the Offeror, in each case, prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); and certain operating synergies and dis-synergies projected by the management of the Company to result from the Transactions, as approved for our use by the Company (“the Synergies and the Dis-synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and the Offeror. In addition, we have reviewed the reported price and trading activity for the Shares and shares of the Offeror Common Stock; compared certain financial and stock market information for the Company and the Offeror with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the property and casualty insurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

Board of Directors

Aspen Insurance Holdings Limited

June 13, 2014

Page Three

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, the Synergies and the Dis-synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or the Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to reserve adequacy.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration to be paid pursuant to the Offer to holders (other than the Offeror and its affiliates) of the Shares. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Offeror and its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration to be paid to the holders (other than the Offeror and its affiliates) of the Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares or shares of the Offeror Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than the Offeror and its affiliates) of the Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. This communication is for informational purposes only and is not a substitute for any relevant documents that Aspen may file with the U.S. Securities and Exchange Commission (“SEC”).

Endurance Specialty Holdings Ltd. has commenced an exchange offer for the outstanding shares of Aspen (together with associated preferred share purchase rights). Aspen has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC.

INVESTORS AND SECURITY HOLDERS OF ASPEN ARE URGED TO READ THIS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Aspen through the web site maintained by the SEC at http://www.sec.gov. These documents will also be available on Aspen’s website at http://www.aspen.co.

Certain Information Regarding Participants

Aspen and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Aspen’s directors and executive officers in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 20, 2014, and its proxy statement for the 2014 Annual Meeting, which was filed with the SEC on March 12, 2014. These documents can be obtained free of charge from the sources indicated above.

PRELIMINARY COPY – SUBJECT TO COMPLETION

AUTHORIZATION REVOCATION CARD – BLUE

AUTHORIZATION REVOCATION

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

OF

ASPEN INSURANCE HOLDINGS LIMITED

The undersigned, a holder of ordinary shares, par value 0.15144558 cents per share (the “Shares”), of Aspen Insurance Holdings Limited (the “Company” or “Aspen”), acting with respect to all Shares held by the undersigned at the close of business on [—], 2014, hereby acts as follows concerning the authorization proposals of Endurance Specialty Holdings Ltd. (“Endurance”) set forth below.

THE BOARD OF DIRECTORS OF THE COMPANY URGES YOU TO MARK THE “YES, REVOKE MY AUTHORIZATION” BOX FOR BOTH PROPOSALS.

THIS BLUE REVOCATION CARD SUPERSEDES, AND THE UNDERSIGNED HEREBY REVOKES, ALL PRIOR AUTHORIZATIONS OR REVOCATIONS AND ANY EARLIER-DATED AUTHORIZATION OR REVOCATION CARDS GIVEN TO ASPEN, ENDURANCE OR ANY DESIGNEES OF EITHER WITH RESPECT TO THE AUTHORIZATION PROPOSALS SET FORTH BELOW.

UNLESS YOU SPECIFY OTHERWISE, BY SIGNING, DATING AND RETURNING THIS BLUE REVOCATION CARD TO THE COMPANY , YOU WILL BE DEEMED TO HAVE REVOKED ALL AUTHORIZATIONS WITH RESPECT TO BOTH OF THE PROPOSALS SET FORTH BELOW.

Please mark your selection as ☒ indicated in this example.

ENDURANCE’S AUTHORIZATION PROPOSALS

PROPOSAL 1:	To vote on the following authorization: The submission of a requisition that the board of directors of Aspen convene a special general meeting of Aspen in connection with a proposed increase in the size of Aspen’s board of directors from 12 directors to 19 directors.

☐ YES, REVOKE MY AUTHORIZATION
☐ NO, DO NOT REVOKE MY AUTHORIZATION

PROPOSAL 2:	To vote on the following authorization: The shareholders of Aspen support the proposal of a scheme of arrangement by Endurance, which will entail the holding of a meeting of Aspen shareholders, if ordered by the Supreme Court of Bermuda, at which Aspen shareholders would consider and vote on the scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended, pursuant to which Endurance would acquire all of the outstanding ordinary shares of Aspen on financial terms no less favorable than those set forth in Endurance’s acquisition proposal made on June 2, 2014.

☐ YES, REVOKE MY AUTHORIZATION
☐ NO, DO NOT REVOKE MY AUTHORIZATION

PLEASE SIGN, DATE AND MAIL THIS REVOCATION CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

Dated:                     , 2014

Print Name:

Signature (Title, if any):

Signature (if held jointly):

Title or Authority:

Please sign exactly as your Aspen ordinary shares are registered. When Aspen ordinary shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer. If a partnership, please sign in full partnership name by an authorized person. This revocation card will represent all Aspen ordinary shares held in all capacities.